SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Castle Brands Inc.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
148435100
(CUSIP Number)
J. Bryant Kirkland III
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 20, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	148435100	Page	2	of	10

1	NAMES OF REPORTING PERSONS VECTOR GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,428,576(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,428,576(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,428,576(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO; HC

(1)	Includes 11,428,576 Common Shares (as defined herein) to be issued upon the conversion of 320,000 shares of Series A Convertible Preferred Stock of the Issuer held by VGR (as defined herein).

(2)	The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in Item 4 of this 13D.

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ITEM 1.	Security and Issuer.
     This statement on Schedule 13D (this “13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 570 Lexington Avenue, 29th Floor, New York, NY 10022, (646) 356-0200.

ITEM 2.	Identity and Background.
     (a) This 13D is being filed by Vector Group Ltd. (“VGR”), a Delaware corporation.
     (b),(c) VGR is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), which is a holding company for a number of businesses. It is engaged principally in:
•	the manufacture and sale of cigarettes in the United States through its subsidiary Liggett Group LLC,

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through its subsidiary Vector Tobacco Inc., and

•	the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
     A list of directors and executive officers of VGR is attached hereto as Exhibit A. The principal business address and the principal office address of VGR and, except as otherwise indicated, its directors and executive officers is 100 S.E. Second Street, Miami, Florida 33131.
     (d),(e) Neither VGR nor, to the best knowledge of VGR, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To the best knowledge of VGR, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The source of funds for the acquisition of 320,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”) acquired by VGR on October 20, 2008 for $4,000,000 pursuant to the Purchase Agreement (as defined herein) was from the working capital of VGR.

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     To the best knowledge of VGR, the source of funds for the acquisition of 1,400 shares of Series A Preferred Stock acquired by Mr. Richard J. Lampen, the Executive Vice President of VGR, on October 20, 2008 for $17,500 pursuant to the Purchase Agreement was from the personal funds of Mr. Lampen.

ITEM 4.	Purpose of Transaction.
     On October 11, 2008, the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with each of VGR, Frost Gamma Investments Trust, I.L.A.R. S.p.A., Halpryn Group IV, LLC, Lafferty Limited, Jacqueline Simkin Trust As Amended and Restated 12/16/2003, Hsu Gamma Investment, L.P., MZ Trading LLC and Richard J. Lampen (collectively, the “Purchasers” and collectively, without VGR, the “Other Purchasers”), providing for the issuance and sale of $15,000,000 (the “Purchase Price”) of the Series A Preferred Stock, an aggregate of 1,200,000 shares, at a purchase price of $12.50 per share (which is, in effect upon conversion, $0.35 per Common Share). Each share of Series A Preferred Stock will, as described below, be automatically converted into Common Shares at a rate of 35.7143 Common Shares for each share of Series A Preferred Stock, subject to adjustment as set forth in the Certificate of Designation of the Series A Preferred Stock (the “Certificate of Designation”). The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) occurred on Monday, October 20, 2008. The issuance of the shares of Series A Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.
Board Composition. In connection with and as required by the Purchase Agreement, upon execution of the Purchase Agreement, four of the Issuer’s nine directors, Keith Bellinger, Colm Leen, Kevin Tighe and Robert Flanagan, resigned and the remaining five members of the Board of Directors of the Issuer (the “Board”) appointed four directors designated by the Purchasers, Dr. Phillip Frost, Glenn Halpryn, Richard J. Lampen and Micaela Pallini, to serve on the Board to fill such vacancies.
Management. In connection with the transaction, effective October 11, 2008, the Board appointed new management to replace Donald L. Marsh, who had acted as the Issuer’s President and Chief Operating Officer. Mr. Lampen was appointed to serve as the Issuer’s interim President and Chief Executive Officer, and John Glover, the Issuer’s Senior Vice President — Marketing, was promoted to the position of Chief Operating Officer of US Operations. Mr. Lampen will maintain his position as Executive Vice President of VGR.
Stockholder Meeting. As provided by the Purchase Agreement, the Issuer’s stockholders will be asked to vote on the following at a special meeting that will be held on a date to be announced by the Issuer:
•	amendments to the Issuer’s charter to increase the authorized shares of the Issuer to 250,000,000 shares, 225,000,000 shares of which will be designated as Common Shares and 25,000,000 shares of which will be designated as preferred stock, and to permit stockholders to act by written consent and

•	the election of a to be determined number of directors designated by the Purchasers who purchased a majority of the shares under the Purchase Agreement as the sole directors comprising the Board.

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Conversion of Series A Preferred Stock. As part of each Purchaser’s agreement with the Issuer, each Purchaser will vote in favor of the foregoing proposals. After the amendment to the Issuer’s charter to increase its authorized shares is approved by stockholders, each outstanding share of Series A Preferred Stock will be automatically converted into 35.7143 Common Shares.
Conversion and/or Amendment of Notes. Concurrently with the Closing, (a) all of the Issuer’s 6% convertible notes, in the principal amount of $9 million, due March 1, 2010, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $23.21 (which is, in effect upon conversion, $0.65 per Common Share) and (b) substantially all of the outstanding principal of the Issuer’s 9% senior secured notes, in the principal amount of $10 million, due May 31, 2009, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $12.50 (which is, in effect upon conversion, $0.35 per Common Share), and the remaining unconverted notes (in the principal amount of $300,000) were amended so that, among other things, (i) the maturity date was extended to May 31, 2014, (ii) the interest rate was reduced to 3%, payable at maturity, and (iii) the security interest in the collateral of the Issuer will be terminated. Following the Closing, holders of Series A Preferred Stock (comprised of the Purchasers and the converting note holders, many of which were stockholders of the Issuer prior to the transactions contemplated by the Purchase Agreement) own, excluding their prior ownership, approximately 85% of the Common Shares on an as-converted basis.
Representations and Warranties; Covenants. The Purchase Agreement contains customary representations and warranties by the Issuer and each of the Purchasers. The Purchase Agreement also contains customary covenants and agreements, including with respect to the operation of the business of the Issuer and its subsidiaries between signing and the conversion of the Series A Preferred Stock, governmental filings and approvals, public disclosures and similar matters. Until the conversion of the Series A Preferred Stock into Common Shares, the Issuer must conduct its business in the ordinary course and use its best efforts to preserve its business organization and significant business relationships. In addition, the Issuer cannot (except in certain cases in the ordinary course and consistent with past practice) take a number of specified actions that are customarily prohibited pending a closing.
Indemnification. The Issuer must indemnify each Purchaser against losses relating to (i) any breach of the Issuer’s representations or covenants or (ii) any claim brought against the Purchasers by a third party, arising out of or resulting from the execution, delivery, performance or enforcement of the transaction documents or the status of the Purchasers as holders of the Issuer’s shares. No Purchaser will be entitled to indemnification unless the amount of loss exceeds $50,000, and the Issuer’s maximum liability will not exceed the Purchase Price.
Fees and Expenses. The Issuer must pay the Purchasers’ expenses incurred in connection with the transactions contemplated by the Purchase Agreement.
Certificate of Designation. The Certificate of Designation, which was filed with and accepted by the Secretary of State of the State of Delaware on October 9, 2008, establishes the rights, designations, preferences, qualifications, privileges, limitations and restrictions of the Series A Preferred Stock.
Dividends. Dividends may be paid on the Common Shares only if dividends are paid on the Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of the Common Shares into which each such share of Series A Preferred Stock could then be converted.

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Preference on Liquidation. In the event of any liquidation, dissolution or winding-up of the Issuer, the assets of the Issuer available for distribution to stockholders will be distributed as follows:
•	First, the holders of the Series A Preferred Stock will be entitled to receive, before any payment is made to holders of the Common Shares or any other junior securities, $0.01 per share of Series A Preferred Stock.

•	If the foregoing is insufficient to permit the payment to such holders of the full preferential amounts described above, then all of the Issuer’s assets will be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such Series A Preferred Stock owned by each such holder.

•	After paying in full the preferential amounts due the holders of Series A Preferred Stock, the remaining assets of the Issuer, if any, will be distributed among the holders of the shares of Series A Preferred Stock and Common Shares, pro rata based on the number of shares held by each such holder, on an as-converted basis.
Voting. Holders of shares of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer’s stockholders on an as-converted basis. Except as otherwise required by law, the holders of shares of Series A Preferred Stock and Common Shares will vote together as a single class, and not as separate classes.
Automatic Conversion. Each share of Series A Preferred Stock will automatically be converted into Common Shares, at the then effective conversion rate, upon the filing of an amendment to the Issuer’s charter, which, once effective, makes available a sufficient number of authorized but unissued and unreserved Common Shares to permit all then outstanding shares of Series A Preferred Stock to be converted. The conversion rate is 35.7143 Common Shares for each share of Series A Preferred Stock, and is subject to customary adjustment for dilutive issuances.
The number of shares of Series A Preferred Stock purchased by each Purchaser and the Purchase Price paid by such Purchaser are set forth in the table below.

		% of Total
	# of Shares of	Shares under	% of Common
	Series A	Purchase	Shares As-	Purchase
Name	Preferred Stock	Agreement	Converted(1)	Price
Frost Gamma Investments Trust	397,200	33.10%	14.04%	$4,965,000
Vector Group Ltd.	320,000	26.67%	11.31%	$4,000,000
I.L.A.R. S.p.A.	240,000	20.00%	8.48%	$3,000,000
Halpryn Group IV, LLC	80,000	6.67%	2.83%	$1,000,000
Lafferty Ltd.	80,000	6.67%	2.83%	$1,000,000
Jacqueline Simkin Trust As Amended and Restated 12/16/2003	40,000	3.33%	1.41%	$500,000
Hsu Gamma Investment, L.P.	40,000	3.33%	1.41%	$500,000
MZ Trading LLC	1,400	0.12%	0.05%	$17,500
Richard J. Lampen	1,400	0.12%	0.05%	$17,500
Total:	1,200,000	100%	42.42%	$15,000,000

(1)	The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in this Item 4.

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     The foregoing description of each of the Purchase Agreement and the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the Certificate of Designation, as applicable, copies of which are filed as Exhibits B and C hereto, respectively, and are incorporated in this report by reference.
     VGR acquired the shares Series A Preferred Stock for investment purposes only. VGR may acquire additional shares of Series A Preferred Stock, Common Shares, or other securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, VGR reserves the right to dispose or cause the disposal of some or all of the securities described herein in the open market, in privately negotiated transactions or otherwise. In addition, VGR and each of the persons listed in Exhibit A attached hereto may purchase or sell options on securities of the Issuer and may have a short position in such securities. The possible activities of VGR and each of the persons listed in Exhibit A attached hereto are subject to change at any time.
     Except as set forth in this Item 4, neither VGR, nor to the best knowledge of VGR, any of the persons listed in Exhibit A attached hereto, have any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) As of the date hereof, VGR beneficially owns, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, 320,000 shares of Series A Preferred Stock, which, upon conversion at the current conversion rate would equal 11,428,576 Common Shares, which would constitute approximately 11.31% of the Common Shares. The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this Amendment. To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to be acting as a group with VGR.

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     Mr. Richard J. Lampen, a person listed in Exhibit A attached hereto, beneficially owns directly 1,400 shares of Series A Preferred Stock, which, upon conversion at the current conversion rate would equal 50,000 Common Shares, which would constitute approximately 0.05% of the Common Shares. The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this Amendment. The shares were acquired pursuant to the Purchase Agreement. Mr. Lampen is serving as a director and President and Interim Chief Executive Officer of the Issuer, effective October 11, 2008.
     There does not exist any agreement between or among VGR, the persons listed in Exhibit A attached hereto and any of the Other Purchasers regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, VGR disclaims beneficial ownership of the shares of the Issuer’s securities held by each of the Other Purchasers.
     (b) With respect to the 320,000 shares of Series A Preferred Stock acquired by VGR, VGR exercises both sole voting power and sole dispositive power. To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to exercise voting power and dispositive power with respect to such shares.
     Mr. Lampen has sole voting and dispositive power over the 1,400 shares of Series A Preferred Stock beneficially owned by him.
     (c) Except for the purchase by VGR and Mr. Lampen on October 20, 2008 pursuant to the Purchase Agreement, neither VGR nor, to the knowledge of VGR, any of its directors and executive officers has effected any other transactions in the Series A Preferred Stock or Common Shares in the past 60 days.
     (d) No persons other than VGR and Mr. Lampen have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock owned by them.
     (e) Not applicable.
     The information contained in Item 4 of this 13D is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information contained in Item 4 of this 13D is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.
     The following documents are incorporated or attached as exhibits to this 13D. Such documents are summarized in this 13D, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:	Executive Officers and Directors of VGR.

Exhibit B:	Series A Preferred Stock Purchase Agreement, dated October 11, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

Exhibit C:	Certificate of Designation of Series A Convertible Preferred Stock of Castle Brands Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 21, 2008

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President and Chief Financial Officer

9

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EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS OF VGR
     The names, present principal occupations or employment and business addresses of the executive officers and directors of VGR are set forth below. If no address is given, the executive officer’s or director’s business address is that of VGR. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to VGR.

Name	Present Principal Occupation or Employment; Business Address

Bennett S. LeBow	Executive Chairman of the Board

Howard M. Lorber	Director; President and Chief Executive Officer

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Chief Financial Officer and Treasurer

Marc N. Bell	Vice President, Secretary and General Counsel

Ronald J. Bernstein	Director; President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands Inc., 3800 Paramount Parkway, Morrisville, NC 27560

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC (a registered broker-dealer), 1370 Avenue of the Americas, New York, NY 10022

Robert J. Eide	Director; Chairman and Chief Executive Officer, Aegis Capital Corp. (a registered broker-dealer), 810 Seventh Avenue, New York, NY 10019

Jeffrey S. Podell	Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; private investor, 350 Cherry Street, Bedford Hills, NY 10507